July 31, 1998


                  QUARTERLY REPORT TO THE LIMITED PARTNERS
                        OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1998, and 1997, total revenues decreased slightly from $654,152 to $652,981 and total expenses decreased 2.6% from $428,270 to $417,342. As a result, net income increased 4.3% from $225,882 to $235,639 for the three month period ended June 30, 1998, as compared to the same period in 1997. The slight decrease in revenue can be attributed to a decrease in rental income due to lower occupancy levels, partially offset by higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 81.0% for the three month period ended June 30, 1998, as compared to 84.7% for the same period in 1997. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $17,100 (4.6%) from $368,755 for the three month period ended June 30, 1997, to $351,617 for the same period in 1998. The decrease can be attributed primarily to lower yellow pages advertising costs, maintenance and repairs, salaries and wages and workman's compensation insurance expenses, partially offset by higher real estate tax expenses. General and administrative expenses increased approximately $6,200 (10.4%) primarily as a result of estimated tax payments to Maryland and Michigan.

For the six month periods ended June 30, 1998, and 1997, total revenues increased slightly from $1,310,707 to $1,315,331 and total expenses decreased 1.7% from $825,676 to $812,031. As a result, net income increased 3.8% from $485,031 for the six month period ended June 30, 1997, to $503,300 for the same period in 1998. The slight increase in revenue can be attributed to an increase in rental revenue due to higher unit rental rates, partially offset by lower occupancy levels. Operating expenses decreased approximately $25,400 (3.6%) from $702,209 to $676,854. The decrease is primarily due to lower yellow pages advertising costs, repairs and maintenance and workman's compensation insurance expenses, partially offset by higher real estate tax. General and administrative expenses increased approximately $11,700 (9.5%) for the same reason as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President